Exhibit (p)(11)

BlueBay Code of Ethics Policy Description

BlueBay’s internal code of conduct is encompassed in the BlueBay Compliance Manual, which incorporates the Code of Ethics. The Code of Ethics requires all employees and partners to:

•	Act with integrity, competence, diligence, respect and in an ethical manner with clients/investors, prospective clients/investors, and all other persons with whom they deal in the course of their business activities;

•	Place the interests of clients/investors above their own personal interests;

•	Use reasonable care and exercise independent and objective professional judgment when carrying out their duties for clients/investors, and prospective clients/investors, and with persons with whom they interact in the course of carrying out their duties;

•	Promote the integrity of and uphold the laws and rules governing capital markets and the investment management profession; and

•	Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals with whom they interact; and

•	Ensure that all verbal and written communication, including Bloomberg messages, Bloomberg instant messages, and email messages, are professional and do not include any material that could be regarded as inappropriate or offensive.

Our Code of Ethics policy incorporates specific requirements in respect of:

•	Compliance with laws, rules and regulations

•	Independence and objectivity

•	Conflict of interest

•	Corporate opportunities

•	Personal account dealing

•	Business gifts and entertainment

•	Political contributions

•	Charitable Donations

•	Confidentiality

•	Fair dealing

•	Protection and proper use of BlueBay assets

•	Insider dealing

•	Outside business and not-for profit activities

All partners and employees are required to confirm on an initial and annual basis that they are familiar with and will comply with the guidelines laid out in the compliance manual. BlueBay’s Compliance Manual is regularly amended according to changes in business activities, regulations and law. The Compliance Manual is formally updated and redistributed to all partners and employees once a year. The Compliance Manual was last updated in December 2015.

In addition, BlueBay employees and partners are required to sign up to the RBC Code of Conduct. BlueBay is committed to ensuring the integrity of the business by maintaining its ethical standards and continuing the high degree of professionalism. The RBC Code of Conduct is available on request.

Issued in the United Kingdom (UK) by BlueBay Asset Management LLP (BlueBay), which is authorised and regulated by the UK Financial Conduct Authority (FCA), registered with the US Securities and Exchange Commission, the Commodities Futures Trading Commission and is a member of the National Futures Association. Policy wording is subject to change without notice. This document is confidential and must not be distributed without the express written consent of BlueBay Asset Management LLP. ® Registered trademark of Royal Bank of Canada. RBC Global Asset Management is a trademark of Royal Bank of Canada. Copyright 2016 © BlueBay Asset Management LLP, registered office 77 Grosvenor Street, London W1K 3JR, England, partnership registered in England and Wales number OC370085. All rights reserved.

March 2016